UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A-1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.1)

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------

                                   097189 10 4
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                DAVID S. RICHTER
                              WAVELAND PARTNERS, LP
                              333 WEST WACKED DRIVE
                             CHICAGO, ILLINOIS 60606
                                 (312)739-2438

                                -with copies to-

                            JOSEPH F. MAZZELA, ESQ.
                          LANE, ALTMAN & OWENS L.L.P.
                               101 FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02410
                                 (617)345-9800
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  JULY 1, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                            --------------------------
CUSIP No.  097189 10 4             SCHEDULE 13D/A-1           Page 2 of 12 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  WAVELAND PARTNERS, L.P.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  WC
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  ILLINOIS
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON*

                  PN
================================================================================

--------------------------                            --------------------------
CUSIP No.  097189 10 4             SCHEDULE 13D/A-1           Page 3 of 12 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  WAVELAND INTERNATIONAL, LTD.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  00
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           274,503
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      274,503
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  274,503
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.1%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  CO
================================================================================

--------------------------                            --------------------------
CUSIP No.  097189 10 4             SCHEDULE 13D/A-1           Page 4 of 12 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  WAVELAND CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  WC
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  ILLINOIS
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           274,503
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      274,503
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  274,503
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.1%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================

--------------------------                            --------------------------
CUSIP No.  097189 10 4             SCHEDULE 13D/A-1           Page 5 of 12 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  CLINCHER CAPITAL CORPORATION
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  WC
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  ILLINOIS
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           274,503
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      274,503
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  274,503
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.1%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON*

                  CO
================================================================================

CUSIP No.  097189 10 4                                        Page 6 of 12 Pages
           -----------                                        ------------------

THIS AMENDMENT NO. 1 AMENDS AND SUPPLEMENTS THE 13D ORIGINALLY FILED ON NOVEMBER 26, 1997.

ITEM 1.  SECURITY AND ISSUER
         -------------------

         Securities Acquired: Common Stock, $0.001 par value per share ("Common Stock")

         Issuer: Bogen Communications International, Inc.

         Principal Executive Offices: 50 Spring Street
                                      Ramsey, New Jersey 07446


ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         This statement is being filed by Waveland Partners, L.P., an Illinois limited partnership ("Waveland"), Waveland Capital Management, L.P., an Illinois limited partnership ("Waveland Capital") and Clincher Capital Corporation, an Illinois corporation ("Clincher"), and Waveland International, a Cayman Islands corporation ("Waveland International") and together with Waveland, Waveland Capital, Waveland International and Clincher (the "Reporting Persons").

         Waveland, Waveland Capital and Clincher have their principal offices at 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. Waveland International's principal office is at c/o Butterfield Fund Management (Guernsey) Limited, P.O. Box 25, Roseneath, the Grange, St. Peter Port, Guernsey, Channel Island GY13AP. Clincher's principal business is as the general partner of Waveland Capital. Waveland Capital's principal business is as the general partner of Waveland and as Investment Advisor to Waveland International. Waveland is a private investment partnership whose primary activities include investments in marketable securities and private investments. Waveland International is a private investment partnership whose primary activities include investments in marketable securities and private investments.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS
         --------------------------

         Waveland International acquired shares of Common Stock from Waveland in exchange for an equity interest in Waveland International.


ITEM 4.  PURPOSE OF THE TRANSACTION
         --------------------------

         The purpose of the transaction for each of the Reporting Persons is for investment. Each Reporting Person may from time to time make additional purchases of the Issuer's Common Stock, $.001 par value per share ("Common Stock"), or other securities of the Company, and may dispose of any or all of such securities or of the Issuer's Common Stock held by it into which the Preferred Stock may be converted. Each of the Reporting Persons, along with certain other persons, purchased the Preferred Stock pursuant to a Convertible Preferred Stock Purchase Agreement described in Item

CUSIP No.  097189 10 4                                        Page 7 of 12 Pages
           -----------                                        ------------------

6 hereto. On July 1, 1998, Reporting Persons converted their Preferred Shares to Common.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

         (a) (b) The beneficial ownership and voting and dispositive power of each of the Reporting Persons over Common Stock of the Issuer as of the date hereof is as follows:

         (i) As of the close of business on July 1, 1998, Waveland owned 6.1% of Common Stock of the Issuer as a result of Waveland exercising its right of conversion with respect to its 14,000 Preferred Shares. On July 2, 1998, Waveland Partners transferred its 274,503 shares of Common Stock to Waveland International.

         (ii) Waveland International is the direct beneficial owner of 274,503 shares of Common Stock. Waveland may no longer be deemed the direct beneficial owner of any such shares of Common Stock of the Issuer. Waveland Capital has purchased no shares of Common Stock of the Issuer solely for its own account. However, Waveland Capital may be deemed to have indirect beneficial ownership of the 274,503 shares of Common Stock owned by Waveland International by virtue of its discretionary voting and dispositive power over the assets of Waveland International.

         (iii) Clincher has purchased no shares of Common Stock of the Issuer solely for its own account. However, by reason of its position as General Partner of Waveland Capital, which has discretionary voting and dispositive power over the assets of Waveland International Clincher may be deemed to have shared voting and dispositive power over the 274,503 shares of Common Stock owned by Waveland International.


(c) There have been no other transactions in the class of securities reported on herein effected within the last sixty (60) days other than the conversion of Preferred Stock and the transfer of Common Stock from Waveland to Waveland International reported herein.

CUSIP No.  097189 10 4                                        Page 8 of 12 Pages
           -----------                                        ------------------

(d)      Not applicable.


(e)      Not applicable.

The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13D-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on 2,210,494 shares of Common Stock reported outstanding by the Issuer plus the new shares of Common Stock issued by the Issuer as a result of the conversion on July 1, 1998 of all Company Preferred Stock then issued and outstanding.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

Exhibit A.  Agreement of Joint Filing.

CUSIP No.  097189 10 4                                        Page 9 of 12 Pages
           -----------                                        ------------------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                                 WAVELAND PARTNERS, L.P.
                                   By: Waveland Capital Management, L.P.
                                                    Its: General Partner
                                        By: Clincher Capital Corporation
                                                            Its: Partner


                                   By:  /s/David S. Richter
                                        --------------------------------
                                        David S. Richter, President

                                         Dated as of: July 24, 1998

CUSIP No.  097189 10 4                                       Page 10 of 12 Pages
           -----------                                       -------------------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                       WAVELAND CAPITAL MANAGEMENT, L.P.
                                        By: Clincher Capital Corporation
                                                    Its: General Partner


                                       By:  /s/David S. Richter
                                            ----------------------------
                                            David S. Richter, President

                                             Dated as of: July 24, 1998

CUSIP No.  097189 10 4                                       Page 11 of 12 Pages
           -----------                                       -------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                            CLINCHER CAPITAL CORPORATION



                                          By:  /s/David S. Richter
                                               ---------------------------
                                               David S. Richter, President


                                                Dated as of: July 24, 1998

CUSIP No.  097189 10 4                                       Page 12 of 12 Pages
           -----------                                       -------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                              WAVELAND INTERNATIONAL, LTD
                                              By: David S. Richter, Director



                                            By:  /s/David S. Richter
                                                 ---------------------------
                                                 David S. Richter, Director

                                                  Dated as of: July 24, 1998